

November 3, 2023

Siaw Tung Yeng
Chief Executive Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

> **Re: Mobile-health Network Solutions**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 17, 2023**
> **File No. 377-06781**

Dear Siaw Tung Yeng:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted October 27, 2023

Financial Statements
Note 15 Subsequent Events, page F-26

1. We note on pages 100, 111 and F-26 that you have granted options for 3,738 Class A Ordinary Shares at an exercise price of US$1.00 per share on August 1, 2023. We also note that you had recent stock issuances and buybacks of Class A Ordinary Shares for on average US$425 per share. Please expand the disclosure to include your accounting policy for determining the fair value of the Class A Ordinary Shares on the grant date, the aggregate fair value of the options on the grant date, and the accounting treatment to be afforded to the vesting of the options upon the IPO. Please expand MD&A accordingly.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Ding